Exhibit 99.1

Hesai Group to Hold 2026 Second Extraordinary General Meeting on August 28, 2026

SHANGHAI, July 31, 2026 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), a global tech company and a leader in 3D perception, today announced that it will hold the 2026 second extraordinary general meeting of the Company’s shareholders (the “EGM”) at 1:30 p.m. Beijing time on Friday, August 28, 2026 at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China, for the purposes of considering and, if thought fit, passing with or without amendments, each of the proposed resolutions as set forth in the notice of the EGM (the “EGM Notice”). The EGM Notice, a circular in relation to the EGM, and the form of proxy for the EGM are available on the Company’s website at https://investor.hesaitech.com/. The board of directors of the Company fully supports the proposed resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the proposed resolutions.

Holders of record of the Company’s ordinary shares as of the close of business on July 23, 2026, Hong Kong time, are entitled to receive notice of, and to attend and vote at, the EGM or any adjourned meeting thereof. Holders of record of ADSs as of the close of business on July 23, 2026, New York time, who wish to exercise their voting rights for the underlying Class B ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at https://investor.hesaitech.com/ and on the SEC’s website at http://www.sec.gov.

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, Hesai has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. Hesai has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, Hesai is committed to becoming a key enabler of physical AI － digitizing the real world and redefining how humans and robots perceive and act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group